UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DEFENSE INDUSTRIES INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

244632105

(CUSIP Number)

MARCH 7, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

Check the following box if a fee is being paid with this statement. ☐

CUSIP No.: 244632105

(1)	Name of Reporting Person	DR. elie gugenheim

(2)	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship	FRANCE

Number of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power	4,574,462 (1)

	(6)	Shared Voting Power	0

	(7)	Sole Dispositive Power	4,574,462 (1)

	(8)	Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,574,462 (1)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

(11)	Percent of Class Represented by Amount in Row (9)	11.11% (2)

(12)	Type of Reporting Person	IN

(1) Dr. Gugenheim holds a Convertible Promissory Note, which he may convert to 4,574,462 shares of Common Stock, at a conversion price of $0.218, at any time between the date the note was made, 3/7/13, and its expiration date, 8/31/2013. Therefore, Dr. Gugenheim may be deemed to beneficially own 4,574,462 shares of Common Stock.

(2) Based upon 41,170,157 shares of Common Stock outstanding and deemed to be outstanding, which is the sum of (i) 36,595,696 shares of Common Stock outstanding, based upon information provided to the Reporting Person by the Issuer; and (ii) 4,574,462 shares of Common Stock that may be issued upon conversion of the Convertible Promissory Note described in Note 1 to this Schedule 13G.

2

Item 1(a).	Name of Issuer

DEFENSE INDUSTRIES INTERNATIONAL, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices

12 hamefalsim street

petach tikva 49514

israel

Item 2(a).	Names of Persons Filing

DR. elie gugenheim

Item 2(b).	Address of Principal Business Office or, if none, Residence

Avenida de las Fuentes 41-A, 1001/1002

Lomas de Tecamachalco

Naucalpan

Estado de Mexico

C.P. 53950

Mexico

Item 2(c).	Citizenship

FRANCE

Item 2(d).	Title of Class of Securities

COMMON STOCK

Item 2(e).	CUSIP No.

244632105

3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership

(a)	Amount beneficially owned:

4,574,462 (3)

(b)	Percent of class:

11.11% (4)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

4,574,462 (5)

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

4,574,462 (5)

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

(3) See note 1 on the cover page of this Schedule.

(4) See note 2 on the cover page of this Schedule.

(5) See note 1 on the cover page of this Schedule.

4

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2013	/s/ Elie Gugenheim
Dr. Elie Gugenheim

5